UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc’s. Management Discussion and Analysis and Consolidated Financial Statements for the second quarter ending March 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 13, 2003

By:

/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

CONSOLIDATED FINANCIAL STATEMENTS

ANGIOTECH PHARMACEUTICALS, INC.

Second quarter ended March 31, 2003

LETTER TO SHAREHOLDERS

With product launches in the European Union and a final countdown underway in the United States, the drug-eluting stent revolution is now becoming a reality and we are at the forefront of this medical breakthrough. While we have been recognized in the past for our focus on drug-coated medical devices, this past quarter provides evidence of a broader strategy, which includes our vision of drug-loading biomaterials.

At the end of January, we completed our most important corporate development to date, the acquisition of Cohesion Technologies, Inc. We welcome to Angiotech a first class research team and an impressive portfolio of biomaterials.  Our new colleagues from Palo Alto, California share our vision of redefining the structure, performance, limitations and clinical outcomes of the device and biomaterial industry.  We have been pursuing this vision for the past 10 years and, with the combined strengths of Cohesion, we are strategically positioned to stay at the forefront of the next generation of drug-device products.

With the acquisition of Cohesion complete, I am delighted to welcome an outstanding research team led by Dr. George Daniloff, Cohesion’s General Manager and VP of Research.  We also welcome our new shareholders who supported Cohesion in its evolution as a leading biomaterials business.

The team responsible for integrating the operations of the two facilities has done a remarkable job. Within 4 weeks, the business development team, led by Jeanne M. Bertonis, our Chief Business Officer, executed a strategic alliance with Baxter Healthcare Corporation for worldwide (excluding Japan and certain other territories) sales, marketing, and distribution rights for CoSeal® and Adhibit™.  The alliance was further expanded to include manufacturing rights several weeks later.

Ross Erickson, joining us from Cohesion as our new VP of Operations, and his team were instrumental in the commencement of enrollment of a pulmonary sealant clinical trial in Europe.  A positive result will allow us to pursue further expansion of the product label to a broader population where there is a clinical need for surgical sealants.  Ross’ team has continued to do an outstanding job on the regulatory side, securing FDA and CE Mark approval for a new premixed formulation of CoSeal®, which is not only simpler for surgeons to use, but is an excellent platform for drug loading next generation products.

As we continue to advance our technology and protect our discoveries with a comprehensive intellectual property portfolio, our capacity to execute more acquisitions and strategic partnerships grows as well. Our technology has enabled us to develop strategic alliances with four global health care companies who are established leaders in the device and biomaterials industry.  The paclitaxel-eluting coronary stent is our first successful innovation developed through co-exclusive, worldwide licensing agreements with Boston Scientific Corporation and Cook, Inc.  Our alliances also extend to C.R. Bard, Inc. for the treatment of restenosis associated with peripheral by-pass surgery, and most recently to Baxter Healthcare Corporation.  In addition, we are pleased to include Cohesion’s distributor of CoStasis®, United States Surgical/Tyco, as a corporate partner.

Our decision to form an alliance with Baxter is based on our view that, in order to maximize value from products like Adhibit™ and CoSeal®, these products should be licensed to a premiere global marketing and sales force, that can leverage value as quickly as possible in the product lifecycle.  We expect to see the benefits of this strategy with a revenue stream starting in the fourth fiscal quarter. As Baxter commences manufacturing of CoSeal® and Adhibit™, this will further reduce expenses associated with the acquisition over the next 18 months.

Thank you for your continued support.

/s/ William L. Hunter

William L. Hunter, MD MSc

President and Chief Executive Officer

May 13, 2003

ANGIOTECH PHARMACEUTICALS, INC.

For the second quarter ended March 31, 2003

(All amounts following are unaudited and expressed in Canadian dollars unless otherwise indicated.)

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis covers our unaudited interim consolidated financial statements for the three and six month periods ended March 31, 2003 prepared in accordance with Canadian generally accepted accounting principles.  See note 11 of the unaudited interim consolidated financial statements for a reconciliation to United States generally accepted accounting principles.  It provides an update to the discussion and analysis contained in our Annual Report for the year ended September 30, 2002.  This discussion and analysis should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Critical Accounting Policies

The following critical accounting policies are in addition to our critical accounting policies disclosed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and the annual consolidated financial statements contained in our 2002 Annual Report.

Goodwill

We test goodwill for possible impairment at least annually and at any other time if an event occurs or circumstances change that would more likely than not reduce fair value of a reporting unit below its carrying value.  Circumstances that could trigger an impairment include adverse changes in legal or regulatory matters, technological advances, decreases in anticipated demand and unanticipated competition.  An impairment in goodwill would result in a charge to earnings.

Product sales

We recognize product sales revenue when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to product shipped.  Revenue from product sales is recognized net of provisions for product sales subject to return and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on an estimate.  A significant change in this estimate could have a material impact on our earnings.

Changes in Accounting Policies

Stock-Based Compensation and Other Stock-Based Payments

Effective October 1, 2002, we adopted the recommendations of the new Canadian Institute of Chartered Accountants (“CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock-based payments granted to non-employees on or after October 1, 2002.  No compensation is recognized for stock options granted to employees and directors.  We have adopted the disclosure only provision for stock options granted to employees and directors and consequently have disclosed the pro forma effects to the loss for the period and loss per share for the period as if the fair value method had been used as of the grant date. The adoption of this new recommendation had no impact on the interim unaudited consolidated financial statements.

Goodwill and Other Intangible Assets

Effective October 1, 2002, we adopted the Canadian Institute of Chartered Accountants new Handbook Section 3062 and the Financial Accounting Standards Board similar standard (SFAS 142), both entitled Goodwill and Other Intangible Assets.  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination, or other transaction, are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and we determined that our intangible assets have finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on our financial position and results of operations as at October 1, 2002.

Goodwill acquired in the business combination will be tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives.

Acquisition

On January 31, 2003, we completed the acquisition of all of the common shares of Cohesion Technologies, Inc. (“Cohesion”) in an all stock transaction, for total consideration of approximately $73.1 million (U.S. $47.8 million).  Cohesion has created a patent portfolio that includes approximately 75 issued U.S. patents and 10 patent applications pending in the U.S.  This patent portfolio has a strong depth of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biomaterial products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.  As a result of this acquisition we now have 3 FDA approved products (CoSeal® Surgical Sealant, CoSeal® Surgical Sealant Premix and CoStasis® Surgical Hemostat) and 3 products approved for commercial sale in non-U.S. major markets (CoSeal® Surgical Sealant, CoStasis® Surgical Hemostat and Adhibit™ adhesion prevention gel).

This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the interim unaudited consolidated financial statements of the Company from January 31, 2003, the date of acquisition.

Stock Split

On March 3, 2003, the shareholders authorized a 2 for 1 stock split of our common share capital.  All loss per share amounts discussed in the Management Discussion and Analysis of Financial Condition and Results of Operations and all common share capital, options and per share amounts disclosed in the interim unaudited consolidated financial statements have been retroactively adjusted to give effect to the stock split.

Results of Operations

For the quarter ended March 31, 2003, we recorded a loss for the period of $15.3 million ($0.46 loss per share) compared to a loss for the period of $6.4 million ($0.21 loss per share) during the same period in 2002.  The loss for the six months ended March 31, 2003 was $21.2 million ($0.65 loss per share) compared to a loss of $9.6 million ($0.31 loss per share) during the same period in 2002.

The results of operations for the quarter were in line with our expectations and include the revenues and expenses of Cohesion from January 31, 2003.  The loss for the quarter ended March 31, 2003 includes a foreign exchange loss of $6.5 million ($0.20 loss per share) compared to a foreign exchange gain of $49,000 during the same period in the prior year.  The foreign exchange loss for the current quarter includes an unrealized foreign exchange loss of approximately $2.0 million relating to short term investments held in U.S. dollar denominations at March 31, 2003.  The loss for the six months ended March 31, 2003 includes a foreign exchange loss of $6.9 million ($0.21 loss per share) compared to a foreign exchange gain of $1.1 million ($0.03 gain per share) in the prior period in 2002.

Revenues

Revenue for the three and six month periods ended March 31, 2003 was $3.5 million and $3.7 million respectively compared to $3.5 million and $3.9 million for the same periods in the prior year.  Revenue for the three and six month periods ended March 31, 2003 includes $2.7 million in product sales, which is primarily from the sale of CoSeal® in the United States.   Also included in revenue for the current quarter is $745,000 relating to the amortization of deferred revenue compared to $154,000 during the same period in the prior year.  For the six months ended March 31, 2003, we recognized deferred revenue in the amount of $899,000 versus $576,000 for the same period in the prior year.  The increase in amortization of deferred revenue results from additional deferred revenue relating to Cohesion’s marketing and distribution agreements with U.S. Surgical and Tyco Healthcare Group.

Royalty income from one of our collaborators under the drug-coated stent co-exclusive license was $31,000 in the current quarter and $47,000 for the six months ending March 31, 2003 (none in the prior year).   Royalty income from one of our collaborators is expected to increase throughout the remainder of the year.  However, as commercial sales have just recently begun in Europe and other world markets, we are not able to estimate future royalty amounts.  We also expect to receive milestone payments in the future from existing and new collaborative arrangements.

Expenditures

Cost of goods sold

Cost of goods sold, relating to the Cohesion products, as a percentage of product sales was approximately 25% for the three and six month periods ended March 31, 2003.  Cost of goods sold represents costs for the sale of the Cohesion products for the two month period from the acquisition date of January 31, 2003.  Our gross margin achieved in the second quarter related to the sale of Cohesion’s products may not be indicative of cost of goods sold in future periods.

Research and development

Research and development expenditures consist primarily of costs associated with pre-clinical testing and clinical trials of our product candidates.  We track expenditures by these two categories.  We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred.

For the quarters ended March 31, 2003 and 2002, approximately 77% and 48%, respectively, of our research and development expenditures were spent in preclinical research and development projects and 23% and 52%, respectively, were spent on clinical development programs.  The increase in preclinical research and development and the corresponding decrease in clinical development programs is primarily due to the  discontinuation of the secondary progressive multiple sclerosis clinical trial program in fiscal 2002 which was ongoing  in the first quarter of the prior year.   This program was discontinued in fiscal 2002 due to failure of the Phase 2 study to meet statistical significance in its primary objective.  Included in the above information is the impact related to the Cohesion research and development programs.  Approximately 34% of the Cohesion research and development expenditures included in the current quarter of $1.0 million was spent on preclinical programs and 66% on clinical development programs.

For the quarter ended March 31, 2003, research and development expenditures decreased to $3.7 million as compared to $7.2 million for the same period in the prior year.  The 49% decrease over the comparative period is primarily due to payment in the comparative period of milestones and royalty fees due to licensors upon receipt of milestone revenue ($2.4 million).  Additional decreases in clinical trials expenses ($535,000), costs for GMP contract manufacturing of PAXCEEDTM ($1.6 million), and travel ($274,000) were a result of the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the prior fiscal year.  Salaries and benefits ($251,000) decreased compared to the prior year’s quarter due to the retirement of senior officers in the prior year.  The decrease in clinical trial expenditures was partially offset by an increase in laboratory supplies and preclinical expenditures ($438,000) as a result of increased effort in preclinical research and development projects.  The decrease was also offset by $1.0 million in research and development costs included in the current quarter for Cohesion, which consist primarily of salaries and clinical trial expenditures.  All other research and development expenditures, being primarily comprised of patent, operating and occupancy costs were comparable to the same period in the prior year.

Research and development costs for the six month period ended March 31, 2003 decreased by 38% to $6.2 million compared to $10.0 million in the six months ended March 31, 2002.  The decrease is primarily due to the payment in the comparative period of milestones and royalty fees ($2.4 million), decreases in expenditures due to the discontinuation of the secondary progressive multiple sclerosis clinical trial program in the comparative prior period ($2.8 million) and salaries and benefits due to the retirement of senior officers in the period ended March 31, 2002 ($235,000).  The decrease was partially offset by an increase in laboratory supplies and preclinical expenditures ($567,000) and by the research and development costs included for Cohesion ($1.0 million).   All other research and development expenditures, being primarily comprised of patent, operating and occupancy costs were comparable to the same period in the prior year

We expect to continue incurring substantial research and development expenses in the near future due to the continuation and expansion of research and development programs for drug coating of medical devices; potential technology in-licensing and regulatory related expenses; preclinical and clinical testing of various products under development; and the continued clinical studies for pulmonary sealants, severe psoriasis and rheumatoid arthritis programs. We believe that research and development expenses for fiscal 2003 will increase mainly due to the advancement into the clinic of our perivascular wrap program, other indications for CoSeal® and  Adhibit™, and collaborative research and development on new potential products with Cohesion. There will also be incremental costs associated with hiring of additional research and development personnel to support the continued progress of our research and development programs.

Selling, general and administrative expenses

General and administrative expenses for the current quarter increased by $3.9 million to $6.5 million compared to $2.6 million for the same period in 2002.  The increase is primarily due to the inclusion of Cohesion’s selling, general and administrative costs of $3.1 million for the two months ended March 31, 2003, which includes $2.2 million in sales and marketing expenditures for the CoSeal® and CoStasis® products.  Sales and marketing salary and benefit costs also include the recognition of severance accruals of approximately $349,000 for the quarter.  Additional increases for the quarter include general and administrative salaries and benefits ($548,000) which primarily relates to the addition of Cohesion, including the recognition of severance accruals of approximately $192,000; an increase in professional costs ($487,000) and an increase in operating costs ($355,000).  These increases are a result of costs to support our increased business development and corporate activities and costs related to Cohesion.

General and administrative expenses for the six month period ended March 31, 2003 increased to $9.3 million compared to $5.1 million for the same period in 2002.  The increase is primarily due to the inclusion of Cohesion’s selling, general and administrative costs of $3.1 million.  Additional increases include salaries and benefits ($331,000), operating costs ($316,000) and occupancy costs ($211,000).  These increases are a result of costs related to Cohesion, personnel costs, costs to support our increased business development and corporate activities, and costs related to the occupancy of our new leasehold facility.

Selling, general and administrative expenses arising from the Cohesion acquisition are expected to decrease over the balance of fiscal 2003 as a result of entering into a Distribution and License Agreement with Baxter Healthcare.  This agreement will result in the elimination of the sales and marketing work-force and the reduction in the number of employees in the general and administrative department.  However, general and administrative expenditures could fluctuate significantly depending on any potential acquisition and in-licensing transactions that we undertake during fiscal 2003.

Amortization

Amortization expense increased by $1.0 million to $1.8 million for the quarter ended March 31, 2003 compared to $813,000 for the same period in the prior year.  For the six month period ended March 31, 2003 amortization expense increased to $2.9 million compared to $1.6 million in the comparable period in the prior year.  The increase for both periods primarily relates to amortization of the identifiable intangible assets acquired from Cohesion in the amount of $833,000 for the current quarter.  These assets are being amortized over their estimated useful lives of seven years.  The remaining increase is a result of the additional amortization on the leasehold improvements and furniture and equipment acquired in 2002.  We believe that amortization expense for fiscal 2003 will increase over that of fiscal 2002 due to the amortization of capital asset and intangible asset additions incurred in fiscal 2002 and 2003.

Segment Reporting

We operate in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterials.  The non-drug loaded biomaterials segment was a result of the acquisition of Cohesion.  Segment costs are based on actual research and development costs incurred directly for the segment and an allocation of general and administration costs based on estimated usage as reflected by the amount of research and development expenditures incurred. Our research and development expenditures are derived from our preclinical programs in our medical device coatings/implants and non-drug loaded biomaterials segments and our clinical programs for severe psoriasis and rheumatoid arthritis in our therapeutics segment and our pulmonary sealant study in our non-drug loaded biomaterials segment.

The discussion of the overall results of operations for the three month and six month periods ended March 31, 2003 and March 31, 2002, as described above can be summarized by our segments as detailed below.

The loss for the three month period ended March 31, 2003 for medical device coatings/implants increased to $4.5 million from $1.1 million compared to the same period in the prior year.  This increase was primarily a result of the decrease in revenues in this segment of $3.3 million for milestone revenue relating to the stent product received in the same period in the prior year.  Segment costs for the quarter were comparable to the prior year.  The increase in the six month loss to $7.6 million versus $3.1 million for the same period in the prior year is due to the reduction in revenue and an increase in our preclinical research and development activities and a corresponding increase in the allocated general and administration costs.

The loss for therapeutics for the quarter ended March 31, 2003, decreased from $4.9 million to $842,000 as compared to the same period in the previous year mainly due to the discontinuation of our secondary progressive multiple sclerosis program during fiscal 2002.  This also resulted in a lower allocation of general and administration expenses.  The loss for the six month period ended March 31, 2003 decreased from $7.4 million to $2.0 million in the current year and was also due to the discontinuation of the program.

The loss for biomaterial products for the three and six month periods ended March 31, 2003 of $2.3 million is related to the sale of approved products, research and development activities and pulmonary sealant clinical study activities of Cohesion.

The increase in non allocable corporate expenses from $1.3 million to $1.6 million in the current quarter reflects the increase of the proportion of total expenditures associated with general and administrative activities.

Investment and Other Income

A net foreign exchange loss of $6.5 million was recorded during the quarter ended March 31, 2003 as compared to a net foreign exchange gain of $49,000 for the same period in 2002.  The net foreign exchange loss was attributable to the effect of the strengthening Canadian dollar (in comparison to the U.S. dollar) on our U.S. dollar investment portfolio.  The U.S dollar exchange rate decreased from 1.580 to 1.469 during the current quarter, compared to minimal fluctuation for the same quarter in the previous year.  The net foreign exchange loss of $6.5 million included a realized loss on short-term investments that matured during the quarter and an unrealized loss on U.S. dollar-denominated short-term investments held at March 31, 2003 of approximately $2.0 million.  The increase in the Canadian dollar (in comparison to the U.S. dollar) for the six month period ended March 31, 2003 resulted in a net foreign exchange loss of  $6.9 million compared to a net foreign exchange gain of $1.1 million in the same period in the prior year.  We maintain U.S. dollar cash and cash equivalents and short term investments to meet our anticipated U.S. dollar expenditures in future periods.

Investment and other income decreased by 35% to $482,000 for the current quarter compared to $737,000 in the same period in 2002.  This decrease is primarily due to the decline in market yields available on short-term investments, declining to an average investment yield of 1.6% for the quarter ended March 31, 2003 from 2.1% for the same period in 2002, together with a decrease in the balance of cash and cash equivalents and short-term investments.  For the six month period ended March 31, 2003, investment and other income decreased to $1.1 million from $2.0 million in the prior year also due to decreased investment yields and a lower investment base.

Liquidity and Capital Resources

At March 31, 2003 we had working capital of approximately $111.6 million and cash resources, comprising cash and cash equivalents and short-term investments, in the amount of $112.7 million.  In aggregate, our cash resources decreased by $23.7 million from $136.4 million at September 30, 2002.  At March 31, 2003, approximately $87.2 million (U.S. $59.3 million) of our cash resources were denominated in U.S. currency compared to approximately $104.1 million (U.S. $65.6 million) at September 30, 2002.

Cash used in operating activities was $14.8 million during the current quarter compared to cash used in operations of $4.9 million for the same period in the prior year.  The current period increase in cash used primarily reflects the increase in our loss for the quarter including Cohesion’s operations, after adjustments for items not involving cash, to $11.8 million compared to $5.9 million in the same period in the prior year.  Net changes in non-cash working capital items used cash of $3.0 million in the current quarter compared to a provision of $1.0 million for the quarter ended March 31, 2002.  The change in non-cash working capital items primarily reflects the payment of accounts payable and accrued liabilities during the quarter (including payments for the amount assumed upon the acquisition).  For the six month periods ending March 31, 2003 and 2002, the cash used in operating activities was $21.5 million and $4.9 million respectively, an increase in cash used of $16.6 million.  The increase in cash used is due to the increase in the loss for the period, after adjustments for items not involving cash, of $7.8 million and the increase in the use of cash for the non-cash working capital items of $8.8 million.  The significant changes in the non-cash working capital items were the decrease in accrued interest on short-term investments and accounts payable and accrued liabilities.

Net cash used in investing activities was $6.7 million and $53.0 million for the quarters ended March 31, 2003 and 2002 respectively.  Purchases of short-term investments, net of proceeds, were $8.8 million compared to $52.6 million during the same period in the prior year. For both quarters, net purchases were due to the re-investment of short-term investments that matured during the quarter and the preceding quarter.   Included in the current quarter is net cash received upon the acquisition of Cohesion of $3.5 million.  For the six month periods ended March 31, 2003 and 2002, net cash provided by investing activities was $25.7 million and $27.9 million respectively primarily due to proceeds on maturing short-term investments that were reinvested with less than 90 day terms due to the yields available in the market place at that time.

Capital asset additions for the current quarter were $895,000 compared to $397,000 for the same period in the prior year.  Additions to capital assets of $3.6 million for the six month period ending March 31, 2003 primarily consists of the final payments on leasehold improvements, office furniture and equipment for our new leased facility, which we commenced leasing on October 1, 2002. The leasehold improvements were offset by a tenant allowance of $715,000 received during the six month period.

The cost of medical technologies for the six months ended March 31, 2003 of $2.4 million represents the payment of the amount included in accounts payable and accrued liabilities at September 2002, which was due to certain licensors upon the European CE Mark approval of our stent technology.  Common shares were issued as consideration for the net assets, intangible assets and goodwill acquired from Cohesion resulting in minimal cash outlay upon the acquisition.

Net cash provided by financing activities was $2.1 million compared to $532,000 for the quarters ended March 31, 2003 and 2002 respectively, and $3.4 million and $884,000 for the six month periods ended March 31, 2003 and 2002 respectively.  For all periods the financing activities were a result of proceeds received from the issuance of our common shares on the exercise of stock options through ours and Cohesion’s Employee Stock Option Plans.

We do not believe that our results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the short-term nature of our investments.

At March 31, 2003, as a result of the acquisition of Cohesion, we had long-term capital lease obligations of $1,563,000 including the current portion thereof amounting to $1,040,000.  With respect to this capital lease obligation we are required to maintain and segregate cash approximating $2,351,000 of which $1,040,000 is reflected as current restricted cash and $1,311,000 is reflected as long term restricted cash included in other assets.

We are exposed to market risks related to changes in interest and foreign currency exchange rates.  At the end of the quarter, we had an investment portfolio consisting of high grade securities with maturity dates not exceeding six months, selected based on the expected timing of expenditures for continuing operations and prevailing interest rates.  We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk.  We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.

Subsequent Events

In April 2003, we finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation (“Baxter”).  These agreements entitle Baxter to worldwide (excluding Japan and certain other territories) sales, marketing, distribution and manufacturing rights for CoSeal® and Adhibit™.  We received an upfront fee of $11.6 million (U.S. $8 million) in April 2003 and we expect further payments of approximately $22 million (U.S. $14.7 million) based upon achieving certain milestones.  In addition, the agreements provide for royalty payments on product sales.  We have not concluded on the recognition of revenue in regards to the upfront fee, however, we expect that a portion of the fee will be recognized in the third quarter and that the remainder will be deferred and amortized over future periods.

Forward-Looking Statements and Cautionary Factors That May Affect Future Results

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.

Statements regarding the transaction between us and Cohesion, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, discovery and development of products, potential acquisitions, strategic alliances and intellectual property, and any other statements about our or Cohesion managements’ future expectations, beliefs, goals, plans or prospects should also be considered to be forward-looking statements.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on our work; patents liability and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance.

Risks and uncertainties related to economic and industry factors as discussed in detail in the “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” section of our 2002 Annual Report remain substantially unchanged.

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	March 31	September 30
(in thousands of Canadian dollars)	2003	2002
	$	$
ASSETS
Current
Cash and cash equivalents	22,003	14,533
Restricted cash [note 6]	1,040	-
Short term investments	90,662	121,817
Accounts receivable	2,908	1,051
Inventories [note 5]	1,882	-
Prepaid expenses and deposits	1,524	519
Total current assets	120,019	137,920
Capital assets, net	13,728	8,958
Intangible assets, net [note 4]	37,710	4,687
Goodwill [note 4]	36,081	-
Other assets [note 6]	2,608	-
	210,146	151,565

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	6,417	8,898
Deferred revenue – current portion	928	615
Capital lease obligation – current portion [note 7]	1,040	-
Total current liabilities	8,385	9,513
Deferred revenue	166	103
Deferred leasehold inducement	2,869	2,537
Capital lease obligation [note 7]	523	-
Future income tax liability [note 4]	4,100	-
	7,658	2,640
Contingencies [note 10]
Shareholders’ equity
Share capital [note 8]
Common shares issued:
March 31, 2003– 34,323,726
September 30, 2002– 31,463,734	270,754	199,607
Contributed surplus [note 4]	5,036	74
Deficit	(81,475)	(60,269)
Cumulative translation adjustment	(212)	-
Total shareholders’ equity	194,103	139,412
	210,146	151,565

See accompanying notes

On behalf of the Board:

William L. Hunter, MD, MSc

David T. Howard

Director

Director

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended March 31		Six Months Ended March 31
(in thousands of Canadian dollars, except share and per share data)	2003	2002	2003	2002
	$	$	$	$

REVENUE
Product sales	2,730	-	2,730	-
License and research contract fees	745	3,461	899	3,883
Royalty revenue	31	-	47	-
	3,506	3,461	3,676	3,883
EXPENSES
Cost of goods sold – product sales	673	-	673	-
Research and development	3,712	7,245	6,197	9,971
Selling, general and administration	6,535	2,600	9,258	5,076
Amortization	1,816	813	2,888	1,568
	12,736	10,658	19,016	16,615
Operating loss	(9,230)	(7,197)	(15,340)	(12,732)

Other (expenses) income:
Foreign exchange (loss) gain	(6,519)	49	(6,934)	1,090
Investment and other income	482	737	1,096	2,020
Interest expense – capital lease	(28)	-	(28)	-
Total other (expenses) income	(6,065)	786	(5,866)	3,110
Loss for the period	(15,295)	(6,411)	(21,206)	(9,622)

Deficit, beginning of period	(66,180)	(43,337)	(60,269)	(40,126)
Deficit, end of period	(81,475)	(49,748)	(81,475)	(49,748)
Basic and diluted loss per common share	(0.46)	(0.21)	(0.65)	(0.31)

Weighted average number of common shares outstanding (in thousands)	33,346	31,196	32,420	31,154

See accompanying notes

Angiotech Pharmaceuticals, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31		Six Months Ended March 31
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$
OPERATING ACTIVITIES
Loss for the period	(15,295)	(6,411)	(21,206)	(9,622)
Add items not involving cash:
Amortization	2,123	813	3,194	1,568
Unrealized foreign exchange loss	2,086	(145)	1,567	(568)
Deferred revenue	(732)	(154)	(886)	(576)
Deferred leasehold inducement amortization	63	-	332	-
Loss on disposal of capital assets	3	43	3	43
Net change in non-cash working capital items relating to operations [note 12]	(3,040)	950	(4,517)	4,291
Cash (used in) provided by operating activities	(14,792)	(4,904)	(21,513)	(4,864)

INVESTING ACTIVITIES
Purchase of short term investments	(60,343)	(95,952)	(142,312)	(109,632)
Proceeds from short term investments	51,513	43,386	170,641	138,105
Purchase of capital assets	(895)	(397)	(3,578)	(572)
Proceeds on disposal of capital assets	8	-	8	-
Acquisition of Cohesion [note 4]	3,477	-	3,032	-
Restricted cash	297	-	297	-
Other assets	(771)	-	(771)	-
Leasehold inducements received	-	-	715	-
Cost of medical technologies	-	-	(2,351)	-
Cash (used in) provided by investing activities	(6,714)	(52,963)	25,681	27,901

FINANCING ACTIVITIES
Repayments of capital lease obligation	(345)	-	(345)	-
Proceeds from stock options exercised	2,419	532	3,774	884
Cash provided by financing activities	2,074	532	3,429	884
Effect of exchange rate changes on cash and cash equivalents	(127)	-	(127)	-
Net increase in cash and cash equivalents during the period	(19,559)	(57,335)	7,470	23,921
Cash and cash equivalents, beginning of period	41,562	84,466	14,533	3,210
Cash and cash equivalents, end of period	22,003	27,131	22,003	27,131

See accompanying notes

ANGIOTECH PHARMACEUTICALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and on a basis consistent with the Company's annual consolidated financial statements for the year ended September 30, 2002, except that, they do not contain all note disclosures necessary for annual financial statements, and as disclosed in notes 2 and 3.  These unaudited interim consolidated financial statements conform in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except as disclosed in note 11.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the consolidated financial position, consolidated results of operations and consolidated cash flows at March 31, 2003 and for all periods presented.

These unaudited interim consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2002 included in the Angiotech Pharmaceuticals, Inc. Annual Report filed with the appropriate securities commissions.  The results of operations for the three month and six month periods ended March 31, 2003 are not necessarily indicative of the results for the full year. All amounts herein are expressed in Canadian dollars unless otherwise noted.

2.   SIGNIFICANT ACCOUNTING POLICIES

The following policies are in addition to those disclosed in Note 2 to the Company’s audited consolidated financial statements for the year ended September 30, 2002 included in the Company’s Annual Report filed with the appropriate securities commissions, and have been adopted as a result of the acquisition of Cohesion Technologies, Inc. [note 4].

Revenue Recognition

Revenue from product sales, including shipments to distributors, is recognized when the product is shipped to the customer provided we have not retained any significant risks of ownership or future obligations with respect to products shipped.  Revenue from product sales is recognized net of provisions for future returns and allowances.  These provisions are established in the same period as the related product sales are recorded and are based on an estimate.

Inventories

Raw materials are recorded at the lower of cost and replacement cost.  Work-in-process, which includes inventory stored at a stage preceding final assembly and packaging, and finished goods are recorded at the lower of cost, determined on a standard cost basis which approximates average cost, and net realizable value.

Long-term investment

The long-term investment consists of a portfolio investment and is recorded at cost less any provisions for a loss in value that is other than temporary.

Foreign currency translation

For the Company’s self sustaining subsidiary, its accounts are translated using the current rate method of accounting for the translation of foreign currency amounts into Canadian dollars.  Under this method, asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date.  Shareholder’s equity accounts are translated at applicable historical rates.  Revenue and expense items are translated at the average rate of exchange for the period.  The cumulative foreign currency translation adjustment is reported as a component of shareholders’ equity.

The Company's integrated foreign subsidiaries and their accounts are translated using the temporal method of accounting.  Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date.  All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred.  Revenue and expense items are translated at the average exchange rate for the period.  Foreign exchange gains and losses are included in the determination of the loss for the period.

3.   CHANGES IN ACCOUNTING POLICIES

Stock based compensation

The Company has adopted the new recommendations of The Canadian Institute of Chartered Accountants ("CICA") Handbook section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective October 1, 2002.  The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.  The standard encourages the use of a fair value based method for all other awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that an entity has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The recommendations have been applied prospectively for all stock based payments granted to non-employees on or after October 1, 2002.  No compensation cost is recorded for stock options granted to employees, officers and directors.  The Company has adopted the disclosure only provision for stock options granted to employees and directors and consequently has disclosed the pro forma effects to the loss for the period and loss per share as if the fair value method had been used at the date of grant.

     Goodwill and Intangible assets

Effective October 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants new Handbook Section 3062 and the standard from the Financial Accounting Standards Board (SFAS 142), both entitled "Goodwill and Other Intangible Assets".  Goodwill and indefinite life intangible assets are no longer amortized but are tested for impairment at least annually.  Intangible assets with finite lives acquired in a business combination or other transaction are to be amortized based on their estimated useful lives.  As at October 1, 2002, there was no recorded goodwill and the Company’s intangible assets had finite lives and will continue to be amortized over their estimated useful lives.  The adoption of Section 3062 and SFAS 142 did not have any impact on the Company’s financial position and results of operations as at October 1, 2002.

Goodwill acquired in the business combination will be tested for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Intangible assets acquired in the January 31, 2003 business combination that have finite lives will be amortized over their estimated useful lives [note 4].

4.    ACQUISITION

On January 31, 2003, the Company completed the acquisition of all of the common shares of Cohesion Technologies, Inc. (“Cohesion”).  This acquisition was accounted for using the purchase method of accounting.  The assets, liabilities, revenue and expenses of Cohesion have been included in the consolidated financial statements of the Company from January 31, 2003, the date of acquisition.  Total consideration, which was determined by the fair value of the consideration given as at the date of acquisition, including acquisition costs, was allocated to the assets and liabilities acquired based on the fair values on the date of acquisition as follows:

(in thousands of dollars)	January 31, 2003	January 31, 2003
	U.S. $	Canadian $

Cash and cash equivalents	2,464	3,767
Restricted cash	1,802	2,756
Other current assets	2,702	4,131
Capital assets	2,824	4,318
Other non-current assets	289	442
Identifiable intangible assets	19,450	29,739
In-process research and development	3,430	5,244
Goodwill	23,616	36,081
Current liabilities	(5,254)	(8,033)
Other non-current liabilities	(834)	(1,276)
Future income tax liability	(2,700)	(4,100)
	47,789	73,069

Consideration:
Common shares (1,202,814 Angiotech shares)	44,063	67,372
Cash consideration on fractional shares	15	23
Fair value of vested stock options (contributed surplus)	3,245	4,962
Acquisition costs	466	712
	47,789	73,069

Common share consideration

The value of common shares was determined by using the average selling price on the NASDAQ stock exchange for the three days up to the acquisition date of January 31, 2003, resulting in an average share price of $56.01 (U.S. $36.63).

Fair value of stock options

The Company used the Black-Scholes option pricing model to estimate the fair value of the stock options assumed at the acquisition date, using the following weighted average assumptions:  dividend yield of 0%; risk fee interest rate of 5.02%; volatility factor of the expected market price of the Company's common stock of 50.1%; and a weighted average expected life of the options of 2 years.

Description of acquisition

Cohesion has a patent portfolio that includes approximately 75 issued U.S. patents with 10 patent applications pending in the U.S.  This patent portfolio is comprised of proprietary technology in the fields of collagen compositions and hydrophilic polymers.

Located in Palo Alto, California, Cohesion is focused on developing and commercializing proprietary biosurgical products used by physicians to facilitate their performance of surgical procedures, including bioresorbable hemostatic materials and biosealants for tissue repair and regeneration.

Cohesion has the following product portfolio:

CoStasis® Surgical Hemostat, Cohesion’s first biosurgical product, is designed for use in cardiovascular, orthopedic, urologic and general surgery indications to control bleeding. Cohesion received CE mark approval for CoStasis in September 1998, and in June 2000, Cohesion received approval from the United States Food and Drug Administration (“FDA”) to market CoStasis in the U.S.   The product is also approved for sale in Australia and Canada.

CoSeal® Surgical Sealant, Cohesion’s second biosurgical product, is a fully synthetic biosealant designed for sealing vascular grafts, and other tissues and sites of incision. Cohesion received CE Mark approval for CoSeal in February 2000 and received approval from the FDA to market CoSeal in the U.S. in December 2001. Cohesion launched the product in the U.S. in January 2002.  The product is also approved for sale in Australia and Canada.

Cohesion received CE Mark approval in August 2002 permitting the sale of Cohesion’s Adhibit™ adhesion prevention gel to prevent or reduce the incidence, severity and extent of post-surgical adhesion formation in patients undergoing cardiac surgery.

Identifiable intangible assets

At the acquisition date, Cohesion had several developed products that provided a stream of identifiable benefits from the sale of these products.  The proprietary developed technology was valued using a discounted cash flow approach using a discount rate of 11%, resulting in an allocated fair value of $24.2 million at the date of acquisition.  Cohesion also possessed core patented technology that is expected to leverage functionality from previously developed products and technologies.  The core patented technology was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.6 million at the date of acquisition.

In addition, Angiotech acquired in-process research and development that would require further development.  The in-process research and development was valued using a discounted cash flow approach using a discount rate of 16.5%, resulting in an allocated fair value of $5.2 million at the date of acquisition.  The in-process research and development acquired has been written off for U.S. GAAP purposes [note 11].

5.    INVENTORIES

(in thousands of Canadian dollars)	March 31, 2003	September 30, 2002

Raw materials	615	-
Work in process	978	-
Finished goods	289	-
	1,882	-

6.    OTHER ASSETS

(in thousands of Canadian dollars)	March 31, 2003	September 30, 2002

Restricted cash	1,311	-
Long-term deposits and prepaid expenses	1,048	-
Long-term investment	249	-
	2,608	-

Restricted cash represents collateral for equipment held under capital lease and consists of an investment in a money market fund.

7.    CAPITAL LEASE OBLIGATION

The Company acquired a lease agreement that covers manufacturing equipment and leasehold improvements upon the acquisition of Cohesion.  The lease expires in August 2004 and is collateralized by assets with a net book value of $1,945,000 and restricted cash of $2,351,000 as at March 31, 2003.    The following is a schedule of future minimum lease payments as of March 31, 2003:

(in thousands of Canadian dollars)	March 31, 2003

2003	1,098
2004	534
Total future minimum lease payments	1,632
Less: Amount representing interest	(69)
Present value of net minimum lease payments	1,563
Current portion of capital lease obligation	1,040
Long term portion of capital lease obligation	523

8.    SHARE CAPITAL

On March 3, 2003, the shareholders of the Company authorized a 2 for 1 stock split of the Company’s common shares. All common share capital, options and per share amounts in these consolidated financial statements have been retroactively adjusted to give effect to the stock split.

        a)

Authorized and Issued Share Capital

The authorized common share capital of the Company is 200,000,000 common shares and 50,000,000 Class I Preference shares.  The common shares issued and outstanding as of March 31, 2003 were 34,323,726 for a total of $270,753,623.  There are no Class I Preference shares currently issued and outstanding.

As of April 30, 2003, the Company had 34,534,806 common shares issued and outstanding for a total of $273,226,000.

b)

Stock Options

Angiotech Pharmaceuticals, Inc.

At March 31, 2003, the Company had 5,104,994 (September 30, 2002 – 4,945,186) stock options outstanding (of which 2,857,348 are exercisable) at a weighted average exercise price of $26.48 (September 30, 2002 - $25.40) per share and expiring at various dates from February 5, 2006 to March 5, 2013 (September 30, 2002 – January 31, 2006 to September 17, 2012).

A summary of the stock option transactions for the six months ended March 31, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at September 30, 2002	4,945,186	$25.40
Granted	743,158	$27.17
Exercised	(364,272)	$5.89
Forfeited	(219,078)	$38.38
Outstanding at March 31, 2003	5,104,994	$26.48

As of April 30, 2003, there were 4,953,344 stock options outstanding (of which 2,801,407 are exercisable) at a weighted average exercise price of $27.01.

Cohesion Technologies, Inc.

On January 31, 2003, upon acquisition of Cohesion, the Company assumed a total of 550,744 stock options outstanding under Cohesion's stock option plans including the 1998 Stock Option Plan.  At March 31, 2003, the Company had 527,136 stock options outstanding (of which 462,458 are exercisable) at a weighted average exercise price of US $20.30 per share and expiring at various dates from May 21, 2003 to March 6, 2013.  Under the 1998 Stock Option Plan, options may be granted to the Company's employees and consultants.  The exercise price of the options is determined by the Board but generally will be at least equal to the market price of the common shares at the date of grant and the term may not exceed ten years.  Options granted are also subject to certain vesting provisions.

A summary of the Cohesion stock option transactions for the period from January 31, 2003 to March 31, 2003 is as follows:

	No. of Optioned Shares	Weighted average Exercise price
Outstanding at January 31, 2003	550,744	US $19.09
Granted	67,372	US $19.20
Exercised	(90,092)	US $11.98
Forfeited	(888)	US $30.87
Outstanding at March 31, 2003	527,136	US $20.30

Each Cohesion stock option is converted into one Angiotech common share upon exercise.

As of April 30, 2003, there were 431,944 stock options outstanding (of which 368,614 are exercisable) at a weighted average exercise price of $20.70.

Stock options outstanding

The options outstanding under all option plans are as follows:

	Options outstanding March 31, 2003			Options exercisable March 31, 2003
Range of exercise prices	Number of common shares issuable	Remaining Contractual life (years)	Weighted average exercise price	Number of common shares issued	Weighted average exercise price
$0.13	20,000	3.43	$0.13	20,000	$0.13
$1.38	57,000	2.85	$1.38	57,000	$1.38
$4.50-$6.05	482,570	5.46	$5.59	480,174	$5.57
$7.50-$8.63	560,366	6.42	$8.29	478,221	$8.80
$22.93-$29.68	2,246,224	7.51	$27.55	935,048	$30.64
$30.19-$36.50	877,184	7.79	$33.32	540,300	$33.18
$39.50-$42.78	861,650	8.54	$42.42	346,605	$42.81
	5,104,994	7.78	$26.48	2,857,348	$24.25
The following options are exercisable in USD:
US $6.41-$10.86	21,026	8.95	US $9.52	21,026	US $9.52
US $11.33-19.20	346,239	7.94	US $15.94	281,561	US $15.19
US $20.09-28.04	93,861	5.65	US $24.82	93,861	US $24.82
US $30.72-39.67	13,511	7.37	US $34.21	13,511	US $34.21
US $40.07-49.40	44,428	7.21	US $43.09	44,428	US $43.09
US $50.48-59.30	8,071	7.13	US $52.04	8,071	US $52.04
	527,136	7.48	US $20.30	462,458	US $20.45

  c)  Pro Forma Disclosure

The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation using a fair value based method as at the grant date:

(in thousands of Canadian dollars, except per share data)	Three months ended March 31, 2003 $	Six months ended March 31, 2003 $

Loss for the period	(15,295)	(21,206)
Add: Stock based compensation	(4,465)	(9,022)
Pro forma loss for the period	(19,760)	(30,228)

Basic and diluted loss per common share
As reported	$(0.46)	$(0.65)
Pro forma	(0.59)	(0.93)

The pro forma amounts may not be representative of future disclosures as the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future periods.  The weighted average fair value of stock options granted in the three and six months ended March 31, 2003 was $12.54 and $12.83, respectively.  The Company used the Black-Scholes option pricing model to estimate the fair value of the options at the grant date, using the following weighted average assumptions:

	Three months ended March 31, 2003	Six months ended March 31, 2003

Dividend Yield	Nil	Nil
Annualized Volatility	44.2%	48.6%
Risk-free Interest Rate	4.30%	4.14%
Expected Life (Years)	5	5

9.    SEGMENTED FINANCIAL INFORMATION

The Company operates in three segments: medical device coatings/implants, therapeutics and non-drug loaded biomaterial products.

Medical device coatings/implants comprise the research and development of drug loaded coatings for medical devices and drug loaded medical implants.  Therapeutics comprise the research and development of pharmaceuticals for the treatment of chronic inflammatory diseases such as rheumatoid arthritis and psoriasis.

The acquisition of Cohesion Technologies, Inc. on January 31, 2003, resulted in the acquisition of an additional segment, biomaterial products.   These products are used by physicians to facilitate the performance of surgical procedures, including bioresorbable hemostatic devices and biosealants for tissue repair and regeneration.

The Company does not separate total assets and capital assets in evaluating segment performance for medical device coatings/implants and therapeutics, however, separate data is available for biomaterial products. The Company evaluates segment performance based on segment profit or loss which includes an allocation of capital asset and medical technology amortization based upon estimated usage during the period.

(in thousands of Canadian dollars)	March 31, 2003	September 30, 2002

Total assets – medical devices/therapeutics	126,570	151,565
Capital assets – medical devices/therapeutics	9,877	8,958

Total assets – biomaterial products	83,576	-
Capital assets – biomaterial products	3,851	-

The goodwill ($36,081,000) arising from the acquisition of Cohesion [note 4] relates to, and has been allocated to, the biomaterial products segment.

Also for purposes of evaluating segment performance, corporate general and administration expenses are allocated to the segments based upon estimated usage during the period. The unallocated corporate general and administration expenses and amortization of capital assets are included in non-allocable expenses. Investment and other income and foreign exchange gain is not allocated between segments.

	Three Months Ended March 31		Six Months Ended March 31
	2003	2002	2003	2002
(in thousands of Canadian dollars)	$	$	$	$
Revenue from external customers
Medical device coatings/implants	185	3,461	355	3,883
Biomaterial products	3,321	-	3,321	-
Total revenue for reportable segments	3,506	3,461	3,676	3,883
Loss for reportable segments for the period
Medical device coatings/implants	(4,474)	(1,084)	(7,570)	(3,056)
Therapeutics	(842)	(4,853)	(1,986)	(7,407)
Biomaterial products	(2,340)	-	(2,340)	-
Total loss for reportable segments for the period	(7,656)	(5,937)	(11,896)	(10,463)

Non-allocable corporate expenses	(1,574)	(1,260)	(3,444)	(2,269)
Total other (expense) income	(6,065)	786	(5,866)	3,110
Loss for the period	(15,295)	(6,411)	(21,206)	(9,622)

Geographic information

Revenues are attributable to countries based on the location of the Company’s customers or collaborators:

	Three Months Ended March 31		Six Months Ended March 31
	2003	2002	2003	2002
	$	$	$	$

United States	76%	100%	77%	100%
Other	24%	-	23%	-
	100%	100%	100%	100%

  Long-lived assets including goodwill:

(in thousands of dollars)	March 31, 2003	September 30, 2002

Canada	13,303	13,645
United States	70,116	-
	83,419	13,645

10.  CONTINGENCIES

(a)   The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business.  Such matters are subject to many uncertainties.  Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the financial position of the Company.

(b)  Oppositions have been filed with respect to a granted European patent that relates to certain products. The Opposition Division found that some of the claims in the patent, which do not recite stent devices, were invalid. The decision of the Opposition Division was appealed to a Board of Appeal of the European Patent Office. The Board of Appeal has remanded the case to the Opposition Division for further consideration of the claims which were granted by the European Patent Office. An adverse decision by the Opposition Division, or subsequently, by the Board of Appeal, could result in revocation of the patent or a narrowing of the scope of protection afforded by the patent. The outcome of this case before the Opposition Division, or subsequently, on appeal, is uncertain at this time.

(c)  The Company enters into indemnification agreements with certain officers and directors.  In addition, the Company enters into other indemnification agreements in the ordinary course of business.  The maximum potential amount of future payments required under these indemnification agreements is unlimited.  However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

11.  RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which, as applied in these unaudited interim consolidated financial statements, conform in all material respects to United States generally accepted accounting principles ("U.S. GAAP"), except for the differences below as more fully described in Note 13 to the annual consolidated financial statements of September 30, 2002 and as follows:

[i]  Under U.S. GAAP, in-process research and development would be expensed.

[a]  Material Canadian – U.S. GAAP differences impacting the unaudited interim consolidated Statements of Loss and Deficit would be as follows:

	Three Months Ended March 31		Six Months Ended March 31
(in thousands of Canadian dollars, except share and per share data)	2003	2002	2003	2002
	$	$	$	$
Loss for the period, Canadian GAAP	(15,295)	(6,411)	(21,206)	(9,622)
Adjustment for stock based compensation to non- employees	(14)	(73)	(48)	(196)
Adjustment for medical technologies expense and amortization	360	627	884	903
Adjustment for depreciation of in-process research and development	124	-	124	-
Adjustment for purchase of in-process research and development	(5,244)	-	(5,244)	-

Loss for the period, U.S GAAP	(20,069)	(5,857)	(25,490)	(8,915)
Adjustment for short-term investments, unrealized gain	-	6	338	173
Reclassification of unrealized gain on short-term investments	(274)	(72)	(369)	(72)
Comprehensive loss for the period, U.S. GAAP	(20,343)	(5,923)	(25,521)	(8,814)
Basic and diluted loss per common share, U.S. GAAP	(0.61)	(0.19)	(0.79)	(0.28)
Weighted average number of common shares, U.S. GAAP (in thousands)	33,346	31,196	32,420	31,154

[b]  Material Canadian – U.S. GAAP differences impacting the unaudited interim Consolidated Balance Sheet would be as follows:

(in thousands of Canadian dollars)	March 31, 2003	September 30, 2002
	$	$
Intangible assets	31,342	2,555
Short-term investments	90,662	121,923
Other assets	2,267	-
Total assets	203,749	149,539

Contributed surplus	8,265	3,255
Accumulated other comprehensive (loss) income	(29)	106
Deficit	(91,072)	(65,582)

[c]  Accounts payable and accrued liabilities comprise:

(in thousands of Canadian dollars)	March 31, 2003 $	September 30, 2002 $
Trade accounts payable	2,315	2,532
Accrued contract research	-	504
Employee-related accruals	2,654	1,513
Other accrued liabilities	1,448	4,349
	6,417	8,898

[d]  Pro forma information –Acquisition of Cohesion

The following pro forma information presents a summary of the consolidated results of operations of the Company and Cohesion [note 4] required for U.S. GAAP as if the acquisition had occurred on October 1, 2001.  All transactions between the Company and Cohesion have been eliminated.

	Three months ended March 31		Six months ended March 31
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Pro forma total revenue	4,833	5,256	8,531	7,116
Pro forma net loss	(16,077)	(14,598)	(27,063)	(32,798)
Pro forma basic and diluted loss per share	(0.47)	(0.43)	(0.80)	(0.98)

Included in the pro forma net loss for the six months ended March 31, 2002 is $5.2 million of in-process research and development acquired in the business acquisition and written off for U.S. GAAP purposes.

These pro forma consolidated results have been prepared for comparative purposes only.  They may not be indicative of the results of operations which would have resulted had Cohesion been acquired on October 1, 2001.  They also are not indicative of future consolidated results of operations of the Company.

[e]   Pro forma information –Stock based compensation

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123 “Accounting for Stock Based Compensation”, and as amended by FAS 148 “Accounting for Stock-Based Compensation – Transition and Disclosure” for stock options granted to employees and directors under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted average assumptions for the three and six months ended March 31, 2003 and 2002, respectively: risk free interest rates of 4.30%, 4.14% [2002 - 4.05%, 4.50%]; dividend yields of 0%  [2002 - 0%]; volatility factors of the expected market price of the Company’s common stock of 48.6% and 4.42% [2002 – 65.2% and 51.2%] ; and a weighted average expected life of the options of five years, and five years [2002 - five years and five years].

The Black Scholes pricing model was developed for use in estimating the fair value of trade options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted-average fair value of options granted during the three and six months ended March 31, 2003 and 2002 was approximately $12.54 and 12.83 [2002 - $15.95 and $20.43], respectively.

Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

	Three months ended March 31		Six months ended March 31
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Loss for the period, U.S. GAAP	(20,069)	(5,857)	(25,490)	(8,915)
Add: SFAS 123 Expense	(4,465)	(5,121)	(9,022)	(10,241)

Pro forma loss, U.S. GAAP	(24,534)	(10,978)	(34,512)	(19,156)
Basis and diluted pro forma loss per common share, U.S. GAAP	(0.74)	(0.35)	(1.06)	(0.62)

Weighted average number of common shares, U.S. GAAP (in thousands)	33,346	31,196	32,430	31,154

[f]  Recent Pronouncements

The Financial Accounting Standards Board issued FASB Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34”.  The Interpretation requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by issuing certain types of guarantees and provide certain note disclosure.  The adoption of FIN 45 on January 1, 2003 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

12.  CHANGE IN OPERATING ASSETS AND LIABILITIES

The change in operating assets and liabilities was as follows:

	Three months ended March 31		Six months ended March 31
(in thousands of Canadian dollars)	2003	2002	2003	2002
	$	$	$	$

Accrued interest on short-term investments	350	66	1,258	4,535
Amounts receivable	(794)	(299)	(609)	(247)
Inventories	(683)	-	(683)	-
Prepaid expenses and deposits	403	(236)	(298)	(507)
Accounts payable and accrued liabilities	(2,316)	1,419	(4,185)	510
	(3,040)	950	(4,517)	4,291

13.  COMPARATIVE FIGURES

Certain comparative figures have been reclassified from statements previously presented to conform to the presentation adopted during the quarter ended March 31, 2003.

14.   SUBSEQUENT EVENT

In April 2003, the Company finalized a Distribution and License Agreement and a Manufacturing and Supply Agreement with Baxter Healthcare Corporation ("Baxter").  These agreements entitle Baxter to worldwide (excluding Japan and certain other territories) sales, marketing, distribution and manufacturing rights for CoSeal® and Adhibit™.  The Company received an upfront fee of $11.6 million (U.S. $8 million) in April 2003 and expects to receive further payments of approximately $22 million based upon achieving certain milestones.  In addition, the agreements provide for royalty payments on product sales.  The Company has not concluded on the recognition of revenue in regards to the upfront fee, however, the Company expects that a portion of the fee will be recognized in the third quarter and that the remainder will be deferred and amortized over future periods.